UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 8, 2016

UNITED COMMUNITY FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

OHIO	000-024399	34-1856319
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer I.D. No.)

275 West Federal Street, Youngstown, Ohio 44503-1203

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (330) 742-0500

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into Material Definitive Agreement

On September 8, 2016, United Community Financial Corp., an Ohio corporation (“UCFC”), and The Home Savings and Loan Company of Youngstown, Ohio, an Ohio-chartered savings bank and a wholly-owned subsidiary of UCFC (“Home Savings”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ohio Legacy Corp., an Ohio corporation (“Ohio Legacy”), and Premier Bank & Trust, an Ohio-chartered bank and a wholly-owned subsidiary of Ohio Legacy (“Premier Bank”). Upon the terms of the Merger Agreement and subject to the conditions therein, at the effective time of the merger (the “Effective Time”), Ohio Legacy will merge with and into UCFC with UCFC being the surviving corporation (the “Merger”) and, pursuant to a separate merger agreement by and between the bank subsidiaries, followed immediately thereafter, Premier Bank will merge with and into Home Savings (the “Bank Merger”). The Merger Agreement was unanimously approved and adopted by the Board of Directors of both UCFC and Ohio Legacy. After the Merger and the Bank Merger, Home Savings will be the sole banking subsidiary of UCFC.

Premier Bank is headquartered in North Canton, Ohio, has approximately $320 million in total assets and operates four full-service banking centers located in North Canton, Fairlawn and St. Clairsville, Ohio as well as a full-service wealth management and trust division. In connection with the Merger, it is anticipated that UCFC and Home Savings will add Ohio Legacy’s current Chairman, Louis Altman, to their Board of Directors. In addition, Rick Hull, Ohio Legacy’s President and Chief Executive Officer, and Denise Penz, Ohio Legacy’s Executive Vice President and Chief Operating Officer, will join Home Savings as Regional President and Head of Wealth Management respectively.

Ohio Legacy shareholders will be entitled to receive the merger consideration (the “Merger Consideration”). For this purpose, the 3,000 issued and outstanding Ohio Legacy preferred shares will be deemed to have been converted into Ohio Legacy common shares. Each common share of Ohio Legacy issued and outstanding (or deemed outstanding) immediately prior to the Effective Time, except for dissenting shares, treasury stock, or the excluded shares (as defined in the Merger Agreement), will be converted into the right to receive the following: (i) for each Ohio Legacy common share with respect to which an election to receive cash has been made $18.00 in cash; (ii) for each Ohio Legacy common share with respect to which an election to receive UCFC common shares has been made 2.736 common shares of UCFC; or (iii) for each Ohio Legacy common share with respect to which no election has been made the right to receive Stock Consideration or Cash Consideration will be determined in accordance with the Merger Agreement. The Merger is subject to 50% of Ohio Legacy’s common shares outstanding at the Effective Time receiving UCFC common shares, and 50% of Ohio Legacy’s common shares receiving cash consideration. Therefore, shareholder elections of UCFC common shares or cash will be adjusted accordingly.

The Ohio Legacy common shares for which the holder thereof properly exercises dissenter rights under Ohio law will not be converted into a right to receive the Merger Consideration.

Pursuant to the Merger Agreement, if Ohio Legacy’s estimated net equity plus allowance for loan and lease losses is less than $32,648,835 (the “Target Number”) at the Effective Time, the Cash Consideration and the Merger Consideration payable with respect to each Ohio Legacy common share will be reduced proportionately to the extent that the Target Number exceeds Ohio Legacy’s estimated net equity plus allowance for loan and lease losses at the Effective Time; provided, however, that such a Merger Consideration adjustment will only be made in the event that the Target Number exceeds Ohio Legacy’s Effective Time estimated net equity plus allowance for loan and lease losses by $200,000 or less (or in the event that Ohio Legacy’s Board of Directors so approves, up to $750,000 or less). If the Target Number exceeds Ohio Legacy’s estimated net equity plus allowance for loan and lease losses at the Effective Time by $200,000 or more ($750,000, if the Ohio Legacy Board approves), UCFC may terminate the Merger Agreement.

At the Effective Time of the Merger, (i) each Ohio Legacy Stock Option will be cancelled and will represent the right to receive cash from UCFC in the amount by which $18.00 per share exceeds the exercise or strike price of such Ohio Legacy stock option, and (ii) each Ohio Legacy restricted stock unit award shall fully vest and shall be converted into the right to receive the Merger Consideration.

The Merger Agreement contains customary representations and warranties from both UCFC and Ohio Legacy, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of Ohio Legacy’s business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) the obligation of Ohio Legacy to call a meeting of its shareholders to adopt the Merger Agreement, and, subject to certain exceptions related to an unsolicited third party bona fide written acquisition proposal that is a Superior Proposal (as defined in the Merger Agreement), to recommend that its shareholders adopt the Merger Agreement, and (iii) Ohio Legacy’s non-solicitation obligations relating to alternative acquisition proposals. UCFC and Ohio Legacy have agreed to use their reasonable best efforts to prepare and file all applications, notices, and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (i) adoption of the Merger Agreement by Ohio Legacy’s shareholders, (ii) authorization for listing of the UCFC common shares to be issued in the Merger on the NASDAQ, (iii) the Registration Statement on Form S-4 to register for issuance the UCFC common shares for issuance pursuant to the Merger shall have become effective under the Securities Act of 1933, as amended, (iv) no order, injunction or decree shall have been issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect, and (v) all regulatory authorizations, consents, orders or approvals of the transactions contemplated by the Merger Agreement that are necessary to consummate the transactions (except for such approvals as would not be material to UCFC, or any other approvals the failure of which to be obtained would reasonably be likely to have, individually, or in the aggregate, a Material Adverse Effect (as defined in the Merger Agreement on UCFC) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement, and (iii) receipt by such party of an opinion from counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. In addition, Ohio Legacy’s obligation to complete the Merger is conditioned on UCFC’s stock closing price on the NASDAQ on the business day immediately prior to the closing date being at least $4.40 per share.

The Merger Agreement provides customary termination rights for both UCFC and Ohio Legacy and further provides that a termination fee of $1,625,000 will be payable by Ohio Legacy to UCFC upon termination of the Merger Agreement under certain circumstances.

Pursuant to voting agreements entered into in connection with the Merger Agreement the officers and directors of Ohio Legacy have agreed to vote all of their shares, whether common or preferred, of Ohio Legacy in favor of the Merger and to vote all of their interests (and those interests of their affiliates under common control) in Ohio Legacy’s largest shareholder in favor of the Merger. Collectively, the officers and directors (along with their affiliates under their control) own, directly or indirectly, a sufficient amount of Ohio Legacy’s common shares to vote more than the requisite number of common shares in favor of the merger, and approximately thirty percent of the preferred shares of which a two-thirds favorable vote is required to approve the Merger. If Ohio Legacy fails to obtain the vote of the preferred shares necessary to approve the Merger, UCFC may require that the transaction be restructured such that each holder of Ohio Legacy preferred shares will be entitled to receive, instead of the Merger Consideration, a number of UCFC preferred shares equal to the number of Ohio Legacy preferred shares held by such holder and having terms identical in all material respects to the Ohio Legacy preferred shares. Ohio Legacy shall then resubmit the restructured Merger Agreement to its shareholders for adoption.

Additional Information

This communication is being made in respect of the proposed merger transaction involving UCFC, Home Savings, Ohio Legacy and Premier Bank. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, UCFC will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Ohio Legacy and a UCFC prospectus. Before making any voting or investment decision, investors are urged to read and proxy statement / prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction.

The proxy statement/prospectus, as well as other filings containing information about UCFC will be available without charge, at the SEC’s Internet site: www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from UCFC’s websites at http://www.ucfconline.com or at http://www.ohiolegacycorp.com.

Qualification of Representations and Warranties

The Merger Agreement contains representations and warranties made by the parties to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by the parties to each other in connection with the signing of the Merger Agreement. While UCFC does not believe that these disclosure letters contain information that the securities laws require the parties to publicly disclose, other than information that has already been so disclosed, they do contain information that modifies, qualifies and creates exceptions to the representations and warranties of the parties set forth in the Merger Agreement. You should not rely on the representations and warranties in the Merger Agreement when it is filed with the SEC as characterizations of the actual state of facts about UCFC, Home Savings, Ohio Legacy and Premier Bank, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure letters. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the UCFC and Ohio Legacy rather than establishing matters as facts. In addition, the representations and warranties may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Finally, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in UCFC’s public disclosures.

Forward-Looking Statements

Certain matters set forth in this Current Report on Form 8-K may contain forward-looking statements. These forward-looking statements may include: management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans; statements about the benefits of the proposed Merger between UCFC and Ohio Legacy, statements of expectation or belief; projections related to certain financial metrics; and statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that UCFC anticipates in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in UCFC’s Annual Report on Form 10-K and those disclosed in United Community’s other periodic reports filed with the Securities and Exchange Commission, as well as the possibility: that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, United Community’s and Ohio Legacy’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers, employees and other constituents to the transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in herein or in any documents, annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All forward-looking statements included herein are based on information available at the time. Forward-looking statements speak only as of the date they are made. UCFC does not assume any duty or undertake to update forward-looking statements.

Item 7.01	Regulation FD Disclosure.

UCFC issued a joint press release with Ohio Legacy in connection the announcement of the entry in the Merger Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein. UCFC disclosed in the press release that it will host an investor conference call and webcast on Friday, September 9, 2016, at 10:00 a.m., ET, to provide an overview of the transaction and highlights. The conference call and webcast will include a slide presentation and can be accessed by calling 1-877-272-7661 ten minutes prior to the start time. Ask to be joined to the United Community Financial Corp. call. Additionally, a live webcast may be accessed from the Company’s website ir.ucfconline.com. Click on “Ohio Legacy Acquisition Conference Call” on our corporate profile page to join the webcast. The Company has posted investor presentation materials on its websites at http://www.ucfconline.com or at http://www.ohiolegacycorp.com. A copy of the presentation materials is attached hereto as Exhibit 99.2. UCFC does not undertake to update the presentation materials. The information furnished in this Item 7.01 and in Exhibit 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Act of 1934, as amended, or otherwise subject to liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1 99.2	Joint UCFC and Ohio Legacy Press Release dated September 8, 2016 announcing the execution the Merger Agreement Investor Presentation Materials for UCFC conference call on September 9, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITED COMMUNITY FINANCIAL CORP.

By:	/s/ Jude J. Nohra
Jude J. Nohra General Counsel & Secretary

Date: September 8, 2016

Exhibit Index

Exhibit No.	Description

99.1	Joint UCFC and Ohio Legacy Press Release dated September 8, 2016 announcing the execution the Merger Agreement

99.2	Investor Presentation Materials for UCFC conference call on September 9, 2016